UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25

Notification of Late Filing
SEC file number: 000-52958
CUSIP number: 60735Q 10 8

Check one:           [     ]  Form 10-K                                           [     ]  Form 20-F                                            [     ]  Form 11-K
[ X ]  Form 10-Q                                           [     ]  Form 10-D                                           [     ] Form N-SAR
[     ]  Form N-CSR

For Period Ended:                                April 30, 2011

[    ]                     Transition Report on Form 10-K
[    ]                     Transition Report on Form 20-F
[    ]                     Transition Report on Form 11-K
[    ]                     Transition Report on Form 10-Q
[    ]                     Transition Report on Form N-SAR

For Transition Period Ended:

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

MOBILE DATA CORP.
Full name of Registrant

Endeavor Explorations Inc.
Former Name if Applicable

2033 Gateway Place, 5th Floor
Address of Principal Executive Office (Street and Number)

San Jose, California, 95110
City, State, Zip Code

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Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requests an extension until June 20, 2011, for the filing of its Quarterly Report on Form 10-Q for the three month period ended April 30, 2011.  The Registrant needs additional time to complete the preparation of the Form 10-Q, in particular, the Registrant’s financial statements and the disclosure on the Registrant’s management’s discussion and analysis.  The Registrant plans to file the Form 10-Q as soon as reasonably practicable.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Steven Cozine	206	338-2649
(Name)	(Area Code)	(Telephone Number)

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

 [ X  ]  Yes          [     ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [   ]  Yes            [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOBILE DATA CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

MOBILE DATA CORP.

Dated: June 15, 2011	By:	/s/ Belkis Jimenez Rivero
Belkis Jimenez Rivero - CFO

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